SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14625

TECH DATA CORPORATION

401(K) SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

TECH DATA CORPORATION

5350 Tech Data Drive

Clearwater, Florida 33760

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Report of Independent Registered Certified Public Accountants	1
Independent Auditor’s Report	2

Financial Statements
Statement of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-9

Supplemental Schedule	10-11

Signature	12

Exhibit Index
Exhibit 23.1 Consent of Independent Registered Certified Public Accountants
Exhibit 23.2 Consent of Independent Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANT S

To the Plan Administrator

Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Tampa, Florida

April 28, 2004

INDEPENDENT AUDITOR’S REPORT

To the Plan Administrator

Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above of Tech Data Corporation 401(k) Savings Plan as of December 31, 2002, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ SPENCE, MARSTON, BUNCH, MORRIS & CO.
Spence, Marston, Bunch, Morris & Co.
Certified Public Accountants

June 19, 2003

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Investments, at fair value:
Money market fund	$5,458,557	$6,083,059
Mutual funds	48,499,169	36,746,855
Tech Data Corporation common stock fund	19,480,817	14,701,114
Participant loans	2,503,555	2,389,812

Total investments	75,942,098	59,920,840

Participant contributions receivable	—	245,237

Net assets available for benefits	$75,942,098	$60,166,077

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2003	2002
Additions to net assets attributable to:
Net appreciation in fair value of mutual funds	$8,706,091	$—
Net appreciation in fair value of Tech Data Corporation common stock	6,594,432	—
Interest and dividends	960,309	899,444

Investment income	16,260,832	899,444

Employer contributions	—	461,154
Participant contributions	6,094,383	7,810,336

	6,094,383	8,271,490

Total additions	22,355,215	9,170,934

Deductions from net assets attributable to:
Net depreciation in fair value of mutual funds	—	9,471,646
Net depreciation in fair value of Tech Data Corporation common stock	—	8,815,669
Participant fees	17,080	12,731
Distributions to participants	6,562,114	5,934,746

Total deductions	6,579,194	24,234,792

Net increase (decrease)	15,776,021	(15,063,858)
Net assets available for benefits:
Balance, beginning of year	60,166,077	75,229,935

Balance, end of year	$75,942,098	$60,166,077

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN

The following description of the Tech Data Corporation 401(k) Savings Plan (“the Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan, a defined contribution plan adopted January 1, 2000 and amended and restated effective as of January 1, 2003, is a result of the merger of the Tech Data Corporation Retirement Savings Plan (“the Retirement Savings Plan”) and the Tech Data Corporation Employee Stock Ownership Plan (“the ESOP”), both defined contribution plans. Subsequent to the amendment and restatement, the Plan has been amended regarding removal of the provision allowing installment payments of ESOP funds and revising the definition of employee to exclude expatriates. The Plan covers all employees of Tech Data Corporation and affiliated companies based in the United States (“the Company”) who have completed 30 days of employment and are age eighteen or older with respect to elective contributions. Eligibility for participation with respect to employer contributions is upon completion of one year of service and attainment of age eighteen or older as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The trustees of the Plan executed a trust agreement and contract for administration of Plan assets and recordkeeping with Scudder Trust Company (“Scudder”) on June 29, 1999. Effective August 1, 2003, Fidelity Management Trust Company (“Fidelity”) became trustee and recordkeeper of Plan assets. Participants’ investment vehicle options are various mutual funds, a money market fund and a unitized utilized Company stock fund comprised primarily of common stock of Tech Data Corporation. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives including, but not limited to, corporate stock and debt instruments and money market instruments.

Contributions – Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement. The Plan was amended effective January 1, 2002 to increase the maximum amount of annual compensation a participant can defer from 17% to 90% (subject to regulatory limitations). Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct employer contributions and matching contributions. For the period ended April 5, 2002, the Company matched 50% of salary deferrals up to 6% with Tech Data Corporation common stock. In March 2002, the Board of Directors of the Company approved the suspension of the Company matching contribution effective for the pay period beginning April 6, 2002.

Effective January 1, 2003, the Plan was amended to permit an additional type of employer discretionary matching contribution, called an “incentive matching contribution.” The Company intends to make incentive matching contributions only if certain financial performance goals are met by the Company. The Company did not make a discretionary matching contribution for 2003 since attainment of the financial performance goals did not occur.

Expenses of the Plan – All direct expenses incurred in the administration of the Plan are paid by the Company. Fees paid directly by participants for participant loans and in-service withdrawals are shown as a deduction from net assets in the Statement of Changes in Net Assets Available for Benefits.

Participant accounts – Each participant’s account is credited with the participant’s contributions, investment results, and allocation of the Employer’s contributions, if any. Investment results are allocated in proportion to the account values of the participant’s account which is invested in the investment facilities from which the investment results arise. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Loans – The Plan allows participants to borrow from the Plan for any purpose. Participants may borrow up to 50% of their vested account balance in a maximum of two loans provided the total outstanding balance does not exceed $50,000. Loans must be a minimum of $1,000 and are collateralized by the participant’s account. The term of repayment may not exceed 5 years except loans to purchase a qualified residence for which the term may not exceed 30 years. The interest rate for a loan is prime rate plus 1%. Participants are to repay the loan through payroll deductions.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN, CONTINUED

Vesting – Participants are immediately vested in their voluntary deferral contributions, Company contributions to the Retirement Savings Plan prior to December 31, 1999 that were merged into the Plan, and earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants are 100% vested after seven years of service for their ESOP merger account, and after four years of service for Company contributions and earnings thereon after January 1, 2000.

Forfeitures – Contributions forfeited by terminated participants are used to reduce Company contributions. Forfeitures of $0 and $336,596 were used during 2003 and 2002, respectively, to reduce the Company’s matching contribution. Forfeitures and related earnings of approximately $428,000 and $113,000 were available to reduce Company contributions as of December 31, 2003 and 2002, respectively.

Payment of benefits – Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability of the participant, or (3) upon termination of service, and distributions are paid in a lump-sum amount. If the participant dies, 100% of the participant’s account balance will be paid to the designated beneficiary.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accounts of the Plan are maintained on the accrual basis.

Valuation of investments and income recognition – Investments in mutual funds, the money market fund, and the unitized Company’s stock fund comprised primarily of Tech Data Corporation common stock are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Net appreciation (depreciation) in the fair value of investments for the year is reflected in the Statement of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) INVESTMENTS

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value by $15,300,523 and depreciated in value $(18,287,315) during the years ended December 31, 2003 and 2002, respectively, as follows:

	Year ended December 31,
	2003	2002
Scudder High Income Fund	$47,168	$(68,791)
Strong Government Securities Fund	(149,971)	177,762
Scudder Balanced Fund	209,010	(527,195)
Scudder Pathway Series: Conservative	9,062	(15,307)
Scudder Pathway Series: Moderate	11,814	(24,264)
Scudder Pathway Series: Growth	70,706	(134,025)
Scudder Growth and Income Fund	427,044	(1,048,236)
Scudder Large Company Growth Fund	1,120,922	(3,484,142)
Scudder International Fund	181,255	(503,988)
INVESCO Dynamics Fund	769,061	(1,898,349)

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3) INVESTMENTS, CONTINUED

	Year ended December 31,
	2003	2002
Managers Special Equity Fund	$1,563,622	$(1,050,037)
Vanguard 500 Index Fund	449,141	(895,074)
Templeton Foreign Fund	15,604	—
American Century Equity Income Fund	18,693	—
American Century Heritage Fund	4,305	—
Franklin Equity Income Fund	1,467	—
PIMCO RCM Large Cap Growth	3,534	—
Fidelity Equity Income Fund	14,343	—
Fidelity Government Income Fund	33,908	—
Fidelity Blue Chip Fund	966,106	—
Fidelity Low-Priced Stock Fund	50,806	—
Fidelity Diversified International Fund	587,545	—
Fidelity Dividend Growth Fund	453,905	—
Fidelity Freedom Income Fund	488	—
Fidelity Freedom 2000 Fund	978	—
Fidelity Freedom 2010 Fund	17,521	—
Fidelity Freedom 2020 Fund	20,226	—
Fidelity Freedom 2030 Fund	105,896	—
Fidelity Freedom 2040 Fund	3,583	—
Dodge & Cox Balanced Fund	320,578	—
PIMCO High Yield Admin Fund	71,310	—
Spartan Investment Grade Bond Fund	(125)	—
Spartan U.S. Equity Index Fund	554,301	—
Lord Abbett Mid Cap Value	47,220	—
Artisan Mid Cap Investment Fund	705,065	—

Subtotal of mutual funds	8,706,091	(9,471,646)

Tech Data Corporation common stock	6,594,432	(8,815,669)

Total Net appreciation (depreciation) fair value of investments	$15,300,523	$(18,287,315)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2003	2002
Tech Data Corporation common stock Fund	$19,480,817	$14,701,114
Fidelity Retirement Money Market Fund	5,458,557	—
Fidelity Government Income Fund	6,664,538	—
Fidelity Blue Chip Fund	9,809,726	—
Fidelity Dividend Growth Fund	4,576,345	—
Spartan U.S. Equity Index Fund	4,703,735	—
Artisan Mid Cap Investment Fund	5,591,664	—
Manager’s Special Equity Fund	5,605,804	3,712,862
Scudder Cash Investment Trust	—	6,083,059

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3) INVESTMENTS, CONTINUED

	December 31,
	2003	2002
Strong Government Securities Fund	$—	$7,788,294
Scudder Growth and Income Fund	—	3,254,474
Scudder Large Company Growth Fund	—	8,219,064
INVESCO Dynamics Fund	—	3,827,376
Vanguard 500 Index Fund	—	3,339,060

(4) NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2003	2002
Net assets:
Tech Data Corporation common stock Fund	$378,188	$82,043
Fidelity Retirement Money Market	49,521	—
Scudder Cash Investment Trust	—	31,156

	$427,709	$113,199

Changes in net assets:
Forfeited balances from participant directed funds	$196,016	$271,040
Forfeitures used for Company match	—	(336,596)
Earnings and appreciation (depreciation)	118,494	(26,312)

Net increase (decrease) in nonparticipant-directed investments	$314,510	$(91,868)

(5) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants immediately become 100% vested in their accounts.

(6) RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(7) INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator and the plan’s tax counsel believe that the amended Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore that the Plan is qualified and the related trust is tax exempt.

(8) SUBSEQUENT EVENTS

The Company reinstated the employer matching contribution of 50% of salary deferrals up to 6% with Tech Data Corporation common stock effective with the pay period ending February 6, 2004.

Effective April 1, 2004, the Board of Directors of Tech Data Corporation approved an amendment to the Plan adding a hardship withdrawal provision which allows active participants meeting specified requirements to take a distribution that does not exceed an amount that satisfies their immediate financial need.

TECH DATA CORPORATION

401(k) SAVING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

Schedule H, line 4i

Employer identification number: 59-1578329

Plan number: 003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity Retirement Money Market	5,409,036 shares, Fidelity Retirement Money Market	**	$5,409,036

*	Fidelity Equity Income Fund	2,898 shares, Fidelity Equity Income Fund	**	144,186

*	Fidelity Government Income Fund	652,107 shares, Fidelity Government Income Fund	**	6,664,538

*	Fidelity Blue Chip Fund	247,533 shares, Fidelity Blue Chip Fund	**	9,809,726

*	Fidelity Low-Priced Stock Fund	23,093 shares, Fidelity Low-Priced Stock Fund	**	807,806

*	Fidelity Diversified International Fund	139,679 shares, Fidelity Diversified International Fund	**	3,369,060

*	Fidelity Dividend Growth Fund	167,632 shares, Fidelity Dividend Growth Fund	**	4,576,345

*	Fidelity Freedom Income Fund	792 shares, Fidelity Freedom Income Fund	**	8,781

*	Fidelity Freedom 2000 Fund	4,868 shares, Fidelity Freedom 2000 Fund	**	57,345

*	Fidelity Freedom 2010 Fund	23,218 shares, Fidelity Freedom 2010 Fund	**	302,298

*	Fidelity Freedom 2020 Fund	16,159 shares, Fidelity Freedom 2020 Fund	**	210,394

*	Fidelity Freedom 2030 Fund	72,594 shares, Fidelity Freedom 2030 Fund	**	940,099

*	Fidelity Freedom 2040 Fund	7,348 shares, Fidelity Freedom 2040 Fund	**	55,552

	Dodge & Cox Balanced Fund	51,334 shares, Dodge & Cox Balanced Fund	**	3,749,430

	PIMCO High Yield Admin Fund	130,377 shares, PIMCO High Yield Admin Fund	**	1,273,782

	Spartan Investment Grade Bond Fund	17,521 shares, Spartan Investment Grade Bond Fund	**	187,651

	Spartan U.S. Equity Index Fund	119,354 shares, Spartan U.S. Equity Index Fund	**	4,703,735

	Lord Abbett Mid Cap Value Fund	23,419 shares, Lord Abbett Mid Cap Value Fund	**	440,973

	Artisan Mid Cap Investment Fund	216,899 shares, Artisan Mid Cap Investment Fund	**	5,591,664

TECH DATA CORPORATION

401(k) SAVING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

	Managers’ Funds	71,421 shares, Managers’ Special Equity Fund	**	5,605,804

*	Tech Data Corporation	1,510,090 units, Tech Data Corporation common stock fund	**	19,102,629

*	Participant loans	5.25% - 10.5% principal and interest payable monthly; secured by participants vested accrued benefits.	**	2,503,555

*	Fidelity Retirement Money Market	49,521 shares, Fidelity Retirement Money Market	$49,521	49,521

*	Tech Data Corporation	29,896 units, Tech Data Corporation common stock fund	389,446	378,188

				$75,942,098

*	Denotes exempt party-in-interest.
**	Information not required as investment is participant directed.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(K) SAVINGS PLAN

DATE: June 28, 2004

By:	/s/ Charles V. Dannewitz
Name:	Charles V. Dannewitz
Senior Vice President of Taxes and Treasurer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Certified Public Accountants

23.2	Consent of Independent Certified Public Accountants